Mark C Lee

Tel 916.442.1111

Fax 916.448.1709

leema@gtlaw.com

September 19, 2013

Via EDGAR and Federal Express

Max A. Webb

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Echo Automotive, Inc.
Registration Statement on Form S-1
Filed July 3, 2013
File No. 333-189812

Dear Mr. Webb:

On behalf of Echo Automotive, Inc., a corporation organized under the laws of Nevada (the “Company”), we are responding to comments in the letter from the Staff of the Securities and Exchange Commission (“Staff”) dated July 29, 2013 relating to the Company’s Registration Statement on Form S-1 filed on July 3, 2013 (the “Original S-1”). The responses below have been numbered to correspond with the comments in your July 29, 2013 letter. We are including a courtesy marked copy of the Company’s Amendment No. 1 to the Registration Statement on Form S-1 (the “Amended S-1”) indicating the changes made thereon from the Original S-1 filed with the Commission.

General

1.	Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the convertible note that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible note).

Company Response to Comment 1:

The Company respectfully informs the Staff that the total dollar value of the 3,046,030 shares of common stock underlying the convertible notes that we are registering for resale is $467,162 on the date of sale of the convertible notes. We have revised the Amended S-1 accordingly on page 21.

Securities and Exchange Commission

Division of Corporation Finance

September 19, 2013

2.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes in this disclosure.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible notes.

Company Response to Comment 2:

The Company respectfully informs the Staff that the Amended S-1 has been revised to include the requested information. Please see page 21 of the Selling Stockholder section of the Amended S-1.

3.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

- the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the convertible note, presented in a table with the following information disclosed separately:

o	the market price per share of the securities underlying the convertible note on the date of the sale of the convertible note;

o	the conversion price per share of the underlying securities on the date of the sale of the convertible note, calculated using the price per share established in the convertible note;

o	the combined market price of the total number of shares underlying the convertible note, calculated by using the market price per share on the date of the sale of the convertible note and the total possible shares underlying the convertible note;

o	the total possible shares the selling shareholder may receive and the combined conversion price of the total number of shares underlying the convertible note calculated by using the conversion price on the date of the sale of convertible note and the total possible number of shares the selling shareholder may receive; and

o	the total possible discount to the market price as of the date of the sale of the convertible note, calculated by subtracting the total conversion price on the date of sale of the convertible note from the combined market price of the total number of shares underlying the convertible note on that date.

Securities and Exchange Commission

Division of Corporation Finance

September 19, 2013

If there are provisions in the convertible note that could result in a change in the price per share upon the occurrence of certain events, please provide tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

Company Response to Comment 3:

The Company respectfully informs the Staff that the Amended S-1 has been revised to include the requested information. Please see page 21 of the Selling Stockholder section of the Amended S-1

4.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

- the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:

o	market price per share of the underlying securities on the date of the sale of that other security;

o	the conversion/exercise price per share as a date of the sale of that other security, calculated using the price per share on the date of the sale of that other security;

o	the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

o	the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

o	the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

o	the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

Company Response to Comment 4:

The Company respectfully informs the Staff that the Amended S-1 has been revised to include the requested information. Please see page 22 of the Selling Stockholder section of the Amended S-1.

5.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

- all payments that have been made or that may be required to be made by the issuer that are disclosed in response to comment 2;

Securities and Exchange Commission

Division of Corporation Finance

September 19, 2013

- the resulting net proceeds to the issuer; and

- the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to comment 3 and comment 4.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure – as a percentage – of the total amount of all possible payments as disclosed in response to comment 2 and the total possible discount to the market price of the shares underlying the convertible note as disclosed in response to comment 3 divided by the net proceeds to the issuer from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes.

Company Response to Comment 5:

The Company respectfully informs the Staff that the Amended S-1 has been revised to include the requested information. Please see page 23 of the Selling Stockholder section of the Amended S-1

6.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

- the date of the transaction;

- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

- the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

- the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

- the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

Securities and Exchange Commission

Division of Corporation Finance

September 19, 2013

- the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

Company Response to Comment 6:

The Company respectfully informs the Staff that the Amended S-1 has been revised to include the requested information. Please see page 24 of the Selling Stockholder section of the Amended S-1

7.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

- the number of shares outstanding prior to the convertible note transaction that are held by persons other than the selling shareholder, affiliates of the company, and affiliates of the selling shareholders;

- the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

- the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

- the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

- the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

Company Response to Comment 7:

The Company respectfully informs the Staff that the Amended S-1 has been revised to include the requested information. Please see page 24 of the Selling Stockholder section of the Amended S-1

8.	Please provide us, with a view toward disclosure in the prospectus, with the following information:

- whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

- whether – based on information obtained from the selling shareholders – any of the selling shareholders have an existing short position in the company’s common stock and, if any of the selling shareholders have an existing short position in the company’ stock, the following additional information:

o	the date on which each such selling shareholder entered into that short position; and

Securities and Exchange Commission

Division of Corporation Finance

September 19, 2013

o	the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement, etc.).

Company Response to Comment 8:

The Company respectfully informs the Staff that it has revised the Amended S-1 to include the requested information. Please see pages 1 and 24 of the Amended S-1.

9.	Please provide us, with a view toward disclosure in the prospectus, with:

- a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes; and

- copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among the parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

Company Response to Comment 9:

The Company respectfully informs the Staff that it has updated the Amended S-1 to provide the requested disclosures. Please see pages 2, 4, 6, and 20 of the Amended S-1. Other than as now disclosed in the Amended S-1, there are no other relationships, arrangements or agreements that are required to be disclosed in connection with the above comment.

10.	Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which you determined the number of shares you seek to register in connection with this registration statement.

Company Response to Comment 10:

The Company respectfully informs the Staff that it determined the number of shares to be included in the Registration Statement as follows: As of August 2, 2013, the Company had 89,573,811 shares of common stock issued and outstanding, of which 36,286,367 shares were held by non-affiliates of the Company. As such, the Company decided to register 11,288,092 shares, which is an amount that is less than one-third of the shares held by non-affiliates. This amount is in compliance with Rule 415 and in line with the SEC’s standard of 33%, and should satisfy the Staff that this is not a primary offering disguised as a secondary offering.

Securities and Exchange Commission

Division of Corporation Finance

September 19, 2013

Risk Factors, page 8

11.	Please add a risk factor disclosing that your auditor has expressed substantial doubt regarding your ability to continue as a going concern and describing the attendant risks.

Company Response to Comment 11:

The Company respectfully informs the Staff that it has revised the Amended S-1 to include the requested risk factor. Please see page 8 of the Amended S-1.

We have incurred net losses in prior periods, page 8

12.	Please quantify your net losses for the most recent fiscal year and interim period and your accumulated stockholder’s deficit.

Company Response to Comment 12:

The Company respectfully informs the Staff that it has revised the Amended S-1 to include the requested information. Please see page 8 of the Amended S-1.

Description of Securities to be Registered, page 22

Convertible promissory notes, page 22

13.	Please reconcile your disclosure on page 5 that the convertible promissory notes have been converted at a rate of $0.55 a share with your disclosure on pages 22 and F-23.

Company Response to Comment 13:

The Company respectfully informs the Staff that it has revised the Amended S-1 to correct the inconsistency. Please see page 5 of the Amended S-1.

Information with Respect to the Registrant, page 23

Strategy, page 24

Securities and Exchange Commission

Division of Corporation Finance

September 19, 2013

14.	We believe that there are numerous obstacles facing niche electric vehicle manufactures, including the absence of a well-developed supply chain, capacity constraints, high initial fixed and variable costs, and dependence on large commercial customers which are able to exert substantial pricing pressures. Please balance your disclosure in this section by describing each of these and the extent to which you are affected, and discuss how your business plan is designed to overcome these obstacles. Please also revise your risk factor disclosure accordingly.

Company Response to Comment 14:

The Company respectfully informs the Staff that it has revised the Amended S-1 to include the requested disclosures and risk factors. Please see pages 12 and 29 of the Amended S-1.

15.	Please substantiate the second sentence of the first paragraph of this section given that your products are still in the research and development stage.

Company Response to Comment 15:

The Company respectfully informs the Staff that it has revised the Amended S-1 to address the above comment. Please see page 29 of the Amended S-1.

Technology, Products, and Distribution, page 25

16.	Please describe your products in development in enough detail so that investors can determine how close they are to fulfillment. Disclose whether you have any prototypes and, if so, whether they have been tested by third parties.

Company Response to Comment 16:

The Company respectfully informs the Staff that it has revised the Amended S-1 to provide the requested descriptions. Please see page 31 of the Amended S-1.

17.	Please explain how you intend to price your products since you do not yet have agreements in place to produce them.

Company Response to Comment 17:

The Company respectfully informs the Staff that it has revised the Amended S-1 to include pricing information for our products. Please see page 31 of the Amended S-1.

18.	Please disclose the estimated budget, timeframe and significant milestones, and anticipated source(s) of funds to complete development and implement each of the EchoDrive, EchoSolutions, and EchoFinance.

Company Response to Comment 18:

The Company respectfully informs the Staff that it has revised the Amended S-1 to provide the requested disclosures. Please see page 31 of the Amended S-1.

19.	Please substantiate your claims regarding the capabilities of each of your product solutions in light of your disclosure on page 27 that each of these programs is still in the research and development phase.

Company Response to Comment 19:

The Company respectfully informs the Staff that it has revised the Amended S-1 to address the above comment. Please see page 31 of the Amended S-1.

Securities and Exchange Commission

Division of Corporation Finance

September 19, 2013

20.	Please explain how EchoDrive is designed to achieve “less reliance” on government subsidies.

Company Response to Comment 20:

The Company respectfully informs the Staff that it has revised the Amended S-1 to address the above comment. Please see page 32 of the Amended S-1.

21.	Please provide the basis for your belief that the reversion feature will reduce the “fear” of unproven technologies.

Company Response to Comment 21:

The Company respectfully informs the Staff that it has revised the Amended S-1 to address the above comment. Please see page 32 of the Amended S-1.

Revenues and Customers, page 27

22.	Please discuss in greater detail your anticipated methods of sales and distribution.

Company Response to Comment 22:

The Company respectfully informs the Staff that it has revised the Amended S-1 to provide the requested information. Please see page 33 of the Amended S-1.

23.	Please clarify whether you still have only non-exclusive rights to the intellectual property of Bright Automotive.

Company Response to Comment 23:

The Company respectfully informs the Staff that it has revised the Amended S-1 to provide the requested information. Please see page 34 of the Amended S-1.

Manufacturing, page 29

24.	Please discuss what effect, if any, that lower production volumes and manufacturing of specialized components is expected to have on the cost-effectiveness of your manufacturing system. In addition, please provide the basis for the beliefs expressed in this section given that you have not developed your manufacturing system.

Company Response to Comment 24:

The Company respectfully informs the Staff that it has revised the Amended S-1 to address the above comment. Please see page 35 of the Amended S-1.

Industry, page 29

Securities and Exchange Commission

Division of Corporation Finance

September 19, 2013

25.	Please quantify the relationship between reduced lithium ion battery costs and adoption rates and the corresponding timeframe or revise to characterize as your belief.

Company Response to Comment 25:

The Company respectfully informs the Staff that it has revised the Amended S-1 to provide the requested information. Please see page 35 of the Amended S-1.

Competition, page 30

26.	Please balance the first sentence of the first paragraph of this section by disclosing, if true, that the number of commercial vehicles utilizing electric or hybrid technologies is a small percentage of all commercial vehicles.

Company Response to Comment 26:

The Company respectfully informs the Staff that it has revised the Amended S-1 to address the above comment. Please see page 36 of the Amended S-1.

27.	Your statements regarding your competitors are beyond the scope of Item 101(h)(4)(iv) and inappropriate given that your products are still in the research and development phase. Please revise accordingly to identify your principal competitors and describe your competitive position within the industry given your stage of development.

Company Response to Comment 27:

The Company respectfully informs the Staff that it has revised the Amended S-1 to address the above comment. Please see page 36 of the Amended S-1.

Government Regulation, page 30

28.	Please identify and discuss the specific existing or probable government regulations that are material to an understanding of your business. To the extent you require government approval for the manufacture and sale of EVs, please discuss and disclose the status of any approvals that you have not yet received. Please also revise your risk factors accordingly. Refer to Item 101(h)(4)(viii)-(ix) of Regulation S-K.

Company Response to Comment 28:

The Company respectfully informs the Staff that it has revised the Amended S-1 to provide the requested disclosures and risk factors. Please see pages 14 and 36 of the Amended S-1.

29.	Additionally, please quantify the estimated annual research, development, and production costs you expect to incur to comply with EPA emissions standards.

Company Response to Comment 29:

The Company respectfully informs the Staff that it has revised the Amended S-1 to provide the requested information. Please see page 37 of the Amended S-1.

Security Ownership of Certain Beneficial Owners and Management, page 46

Securities and Exchange Commission

Division of Corporation Finance

September 19, 2013

30.	Beneficial ownership is not determined based on “pecuniary interest” for the purposes of Exchange Act Rule 13d-3. Please revise notes (2) and (3) to the table on page 46 accordingly.

Company Response to Comment 30:

The Company respectfully informs the Staff that it has revised the Amended S-1 to correct the requested disclosures. Please see page 52 of the Amended S-1.

***

We hope that the foregoing addresses all of the Staff’s comments contained in its letter dated July 29, 2013. In the event the Staff has no further comments, we would appreciate written correspondence to that effect. Further, in accordance with the Staff’s letter, we are attaching the Company’s acknowledgment.

If you have any questions regarding this response, please do not hesitate to contact me directly at (916) 442-1111.

Best regards,

/s/ Mark Lee

Mark C Lee
Shareholder

Securities and Exchange Commission

Division of Corporation Finance

September 19, 2013

ACKNOWLEDGEMENT

In connection with Echo Automotive, Inc.’s (the “Company”) letter dated September 19, 2013 addressed to the Securities Exchange Commission, we acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Echo Automotive Inc.

/s/ William D. Kennedy
William D. Kennedy,
Chief Executive Officer